1013626
1-14400

3-1-02

02024817

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

THE ANNUAL GENERAL MEETING OF METSO CORPORATION: DIVIDEND OF EUR 0.60 PER SHARE

(Helsinki, Finland, March 27, 2002) – The Annual General Meeting of Metso Corporation (NYSE: MX; HEX: MEO) approved the accounts for 2001 as presented by the Board of Directors and voted to discharge the members of the Board of Directors and the President and CEO of Metso Corporation from liability for the 2001 financial year. In addition, the Annual General Meeting approved the proposals of the Board of Directors. These applied to authorizations to repurchase and resolve to transfer the Corporation's own shares and to increase the share capital by issuing new shares. The Annual General Meeting decided, as proposed by the Board, to distribute a dividend of EUR 0.60 per share.

Pertti Voutilainen was re-elected the Chairman of the Board at the Annual General Meeting. Mikko Kivimäki, President and CEO of Rautaruukki Group, was re-elected the Vice Chairman of the Board. Board members re-elected are Heikki Hakala, Metso's previous President and CEO, Chairman of the Board of Ilmarinen Mutual Pension Insurance Company; Juhani Kuusi, Head of Nokia Research Center; Jaakko Rauramo, Chairman of the Board of SanomaWSOY Oyj and Sanoma Magazines B.V.; Markku Tapio, Director General, State Shareholding Unit, Ministry of Trade and Industry in Finland and Pentti Mäkinen, Chief Shop Steward, proposed by the personnel of Metso Corporation. The auditing company, Authorized Public Accountant PricewaterhouseCoopers was re-elected Auditor of the Corporation.

The Board of Directors was authorized to resolve to repurchase and to transfer the Corporation's own shares and increase the share capital within one year of the shareholders' meeting. The authorization entitles the Board to repurchase the Corporation's own shares for use as consideration in connection with business acquisitions or in financing investments.

The Annual General Meeting decided that a dividend of EUR 0.60 per share be paid for the financial year which ended on December 31, 2001. The dividend will be paid to shareholders who have been entered as shareholders in the Corporation's shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 4, 2002. The dividend will be paid on April 11, 2002.

Metso Corporation is a global supplier of process industry machinery and systems. Metso's core businesses are divided between Metso Paper (fiber and paper technology), Metso Minerals (rock and mineral processing) and Metso Automation (automation and control technology). In 2000, the net sales of Metso Corporation were EUR 3.9 billion, and the personnel totaled approximately 22,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Sakari Tamminen, Executive Vice President and CFO, Metso Corporation,
tel. +358 204 843 010
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 843 240

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2002

METSO CORPORATION

By: ______________________
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: ______________________
Harri Luoto
Senior Vice President and
General Counsel